A-Power Energy Generation Systems Ltd. Adjourns Annual General Meeting of
Shareholders in Shenyang to Wednesday, November 17, 2010

Shenyang, China, October 27, 2010 – A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR) (“A-Power” or the “Company”), a leading provider of distributed power generation systems in China and a fast-growing manufacturer of wind turbines, today announced that its 2010 Annual General Meeting (“AGM”) of shareholders, originally scheduled to be held on Wednesday, October 27, 2010 at 9:00 a.m. Beijing time, was adjourned until Wednesday, November 17, 2010 at 9 a.m. Beijing time, or 8 p.m. Eastern Daylight Time on Tuesday, November 16, 2010. The AGM will be reconvened at the Company’s offices at No. 44 Jingxing North Street, 12th Floor, Tiexi District, Shenyang, Liaoning Province, China 110021. The shareholder record date remains Monday, September 20, 2010.

The AGM was adjourned to provide the Company with additional time to solicit proxies from its shareholders to establish the requisite quorum for the conduct of business at the AGM. To hold a meeting and conduct business, a majority of the Company’s outstanding voting shares as of the record date must be present or represented by proxy at the meeting, as adjourned, to constitute quorum. During the pendency of the adjourned meeting, shareholders are encouraged to vote on the proposal to be considered at the AGM. Shareholders may also change their vote by executing a new proxy. Shareholders as of the record date who have not yet voted should expect to be notified with a duplicate proxy.

Shareholders who have any additional questions regarding any of the proposals or on how to vote your shares, please call Morrow & Co., LLC, the Company’s proxy solicitor, toll free at (800) 607-0088.

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly DG projects of 25MW to 400MW, A-Power also operates one of the largest wind turbine manufacturing facilities in China and in March 2009, entered into an agreement to establish a partnership with W2E Wind To Energy GmbH to produce wind turbine gearboxes in Shenyang, Liaoning Province.  It also acquired Evatech, a designer and manufacturer of industrial equipment for amorphous-silicon (a-Si) photovoltaic (PV) panels, in 2010.

In addition to the establishment of strategic relationships with the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com .

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may", "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

For more information, please contact:

A-Power Energy Generation Systems
John S. Lin
Chief Operating Officer
Email: john@apowerenergy.com